EX-21.1


                           Subsidiaries of Registrant


       The Company currently has two (2) subsidiaries: SR Singapore, Pte. Ltd. is the Company's wholly-owned and operating subsidiary. SR Singapore was incorporated on January 25, 1994, under the laws of the Republic of Singapore and is currently conducting its operations under the name SR Singapore, Pte. Ltd. SR Singapore maintains its executive office at No. 1 Shenton Way, number 22-06/09, Singapore 068803.

       The Company's other subsidiary is SolutionNet Inc. SolutionNet Inc. was incorporated on April 14, 1999 under the laws of the British Virgin Islands. SolutionNet Inc. is a holding company that was incorporated for the purpose of holding operating subsidiaries of the Company. SolutionNet Inc. is responsible for managing the international sales of the Company's products and services outside North America. SolutionNet Inc.'s registered address is at P.O. Box 957, Offshore Incorporations Centre, Road Town, British Virgin Islands.